

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 24, 2016

Shuisheng Zhu
President and Treasurer
Rizzen, Inc.
201-5, Xin Jia Garden
Heng Qing Village
Zhuhai, China 519000

> **Re: Rizzen, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 3, 2016**
> **File No. 333-209900**

Dear Mr. Zhu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities' Act of 1933, as amended, in view of the following:

   - Your disclosure indicates that you are a development stage company issuing penny stock;
   - You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;
   - You have a net loss of $982 and you have not generated any revenues to date;
   - You have assets of $6,060 consisting solely of cash; and
   - Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please revise your disclosure to state that you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations and assets consisting only of cash. Specifically, please revise your prospectus to disclose on your prospectus cover page that you are a shell company and disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Prospectus Cover Page, page 3

4. We note your disclosure in the first paragraph that the Company "will retain the proceeds from the sale of any of the offered shares." Please revise to clarify that you have not made any arrangements to place funds in an escrow, trust, or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K. For example, clarify that you will have access to any proceeds from this offering immediately, and may use such proceeds in your discretion.

5. In the third paragraph you state: "We do not have sufficient capital to commence operations." However, in your prospectus summary, risk factors section and other parts of your registration statement you state that you have commenced limited operations. Please reconcile these contradicting statements.

Prospectus Summary, page 5

6. Please disclose that you intend on selling, importing, and marketing your business to European and North American markets. Refer to Item 503(a) and the Instruction to 503(a) of Regulation S-K.

Risk Factors, page 7

7. Please describe, under a new risk factor, the impact that foreign currency exchange fluctuations will have on your business. In this regard, we note that you plan to distribute electronic toys that are manufactured in China to vendors and individuals in Europe and North America.

8. We note on page 14 that you "plan to find optimal manufactures (sic) and negotiate agreements with them." Please tell us what consideration you gave to including a risk factor discussing any material risk to your company posed by your need to enter into agreements with third party electronic toy manufacturers or suppliers.

9. A substantial portion of your operations are concentrated in China. Please expand your risk factors to address risks associated with the following:

    •   The ability of shareholders to enforce their legal rights under United States securities laws in light of your management's location outside of the United States;

    •   Legal protections and remedies available to the company for certain harmful action taken against it will be pursued within the People's Republic of China legal system, which differs from the U.S. legal system in significant ways;

    •   The company conducts operations outside of the U.S. and the ability to pursue legal matters is subject to limitations imposed by other jurisdictions;

    •   U.S. regulators' ability to conduct investigations and inspections within China is limited; and

    •   Restrictions on the transfer of cash into and out of China, as well as on the exchange of currency, may constrain the company's liquidity and impede its ability to use cash in its operations.

Because Our President, Treasurer, and Director will Own…, page 9

10. Clarify under what circumstances your president, treasurer and director will own a majority of shares, considering a fully subscribed offering will result in an ownership level of less than a majority of shares.

Use of Proceeds, page 12

11. In each scenario of your "self-underwritten" and "best efforts" 50%, 75% and 100% assumed share sale, your net proceeds are $10,000 less than your estimated expenses. Please make this deficiency clear in your table and provide narrative indicating how the

company will fund its estimated expenses given the minimal amount of cash on hand. This comment also applies to the chart that appears on page 16.

Management's Discussion and Analysis…, page 14

12.   Please revise your disclosure to describe in sufficient detail how you intend to generate revenues. You state that you intend to "provide vending and shipping services of electronic toys of various kinds," which suggests to us that you intend to perform the functions of a wholesale distributor.   However, you also state your intention to distribute electronic toys to "individuals," which suggests to us that you intend to operate as a retailer. Please revise to clarify.

Plan of Operation, page 15

13.   We are unable to reconcile your estimated costs for office/warehouse and website for the periods contained in your narrative to the next twelve month period contained in the table on page 16. Please review to ensure your estimated expenses are consistent with your narrative for such anticipated expenditures.

Liquidity and Capital Resources, page 17

14.   We note that your auditors have issued a going concern opinion. Please disclose your rate of negative cash flow per month and management's belief as to the period of time that available cash can sustain your current operations. Refer to Item 303(a) of Regulation S-K.

15.   Please disclose the material amounts of cash and cash equivalents disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. Also, disclose any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

Description of Business

Main Business Concept, page 18

16.   Please provide more detail regarding your shipping and vending services and disclose your distribution methods for your products and services. Refer to Item 101(h)(4)(i)-(ii) of Regulation S-K.

Revenue, page 19

17.   Please expand your discussion to include more detail about your shipping consulting services in the section describing your business. Refer to Item 101(h)(4)(i).

Additionally, provide a discussion of the material effects, if any, that these services will have on your financial condition and operating results. Refer to Item 303(a) of Regulation S-K.

Government Regulation, page 19

18. We note your company's business plan involves significant operations in China. Please describe any government approvals necessary to conduct your business and the impact existing or probable government regulations have or will have on your business, including any export or import restrictions. Refer to Items 101(h)(4)(viii) - (ix) of Regulation S-K. Also, provide an associated risk factor of any material risks any noted government approvals and regulations will have on your business and potential investors in this offering. Refer to Item 503(c) of Regulation S-K.

Directors, Executive Officers, Promoter and Control Persons, page 20

19. We note your disclosure on page 19 that Mr. Zhu is self-employed and a senior partner of "Haunquoghang" toy stores in Zhuhai, China. Please disclose whether Mr. Zhu's other business activities compete with your interests. Additionally, please disclose whether you intend for Haunquoghang to be one your customers and, if so, what potential conflicts of interest such relationship poses to your company and investors in this offering. Please include an associated risk factor discussing such material risks.

Financial Statements

General

20. Please tell us if all your operations are based in China. If so, please explain to us the Chinese regulations that restrict a Chinese operating company's ability to access foreign capital markets and how you have complied with that guidance. Please tell us if you have any variable interest entities and if so, tell us your consideration of the disclosure requirements in ASC 810-10-50 related to the variable interest.

Information Not Required in the Prospectus

Recent Sales of Unregistered Securities, page 36

21. Please disclose the section of the Securities Act or rule of the Commission under which exemption from registration was claimed for the sale of unregistered common stock to Aleksander Deshin and state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Exhibits

22. Please file as an exhibit the form of subscription agreement you plan to use for purposes of purchasing shares in this offering. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Advisor, at 202-551-6521 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products